EXHIBIT 99.1

Atlas south sea pearl

ABN 32 009 220 053

28th November 2006

The Manager
Australian Stock Exchange Ltd
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: Cancellation of Shares issued under Employee Share Plan

The company would like to advise that it will cancel 650,000 of the 2,800,000 shares that were issued to senior management under the employee share plan in May 2006. Mr Jens Knauer has resigned from the company and because he has not attained the minimum employment term required to qualify for these shares, they are to be forfeited.

Yours faithfully

SIMON ADAMS
Company Secretary

CRP03 Share Cancellation Nov2806 doc